                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            Information to be included in statements filed pursuant
           to Rule 13d-1(a) and amendments thereto filed pursuant to
                                 Rule 13d-2(a)

                            PEOPLE'S CHOICE TV CORP.
                                (Name of Issuer)

                     COMMON STOCK, $.01 par value per share
                         (Title of Class of Securities)

                                   710847104
                                 (CUSIP Number)

                               STEVEN A. VAN DYKE
                          TOWER INVESTMENT GROUP, INC.
                          BAY HARBOUR MANAGEMENT, L.C.
                 777 South Harbour Island Boulevard, Suite 270
                              Tampa, Florida 33602
                                (813) 272-1992

                             DOUGLAS P. TEITELBAUM
                                885 Third Avenue
                                   34th Floor
                            New York, New York 10022
                                 (212) 371-2211

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 12, 1999
            (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                              (Page 1 of 9 Pages)

                                      13D
-----------------------                                  ---------------------
  CUSIP NO. 710847104                                      PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON                             STEVEN A. VAN DYKE

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON            N/A
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS                                      OO,PF


------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION                 UNITED STATES


------------------------------------------------------------------------------
                          SOLE VOTING POWER                     - 0 -
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER                   886,595
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER                - 0 -
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER              886,595
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      886,595
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON                                  IN,HC
14

------------------------------------------------------------------------------

                                      13D
-----------------------                                  ---------------------
  CUSIP NO.  710847104                                     PAGE 3 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON                        Douglas P.Teitelbaum
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON       N/A


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS                                 OO
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION            United States
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER                 -0-
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER             886,595
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER            -0-
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER        886,595
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    886,595


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                              [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
                                                             IN, HC
------------------------------------------------------------------------------

                                      13D
-----------------------                                  ---------------------
  CUSIP NO. 710847104                                      PAGE 4 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON                  Tower Investment Group, Inc.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON         59-2924229
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      OO
------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Florida
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          886,595
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             - 0 -
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          886,595
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          - 0 -
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      886,595
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.9%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      HC
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 710847104                                      PAGE 5 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON                  BAY HARBOUR MANAGEMENT, L.C.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON         59-3418243
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      FLORIDA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          886,595
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             - 0 -
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          886,595
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          - 0 -
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      886,595
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IA
------------------------------------------------------------------------------

Item 1.  Security and Issuer.

          Common Stock, $.01 par value per share ("PCTV Common Stock") of People's Choice TV Corp., a Delaware corporation ("PCTV"). The principal executive offices of PCTV are located at 2 Corporate Drive, Shelton, Connecticut 06484.

Item 2.  Identity and Background.

          Bay Harbour Management, L.C. ("Bay Harbour") is a Florida limited company and a registered investment adviser under the Investment Advisers Act of 1940, as amended. Tower Investment Group, Inc., a Florida corporation ("Tower"), is the majority stockholder of Bay Harbour. Steven A. Van Dyke, a resident of Florida and a United States citizen ("Van Dyke"), is a stockholder of Tower. Douglas P. Teitelbaum, a resident of New York and a United States citizen ("Teitelbaum" and, together with Bay Harbour, Tower and Van Dyke, the "Reporting Persons"), is a stockholder of Tower. The executive officers and directors of Bay Harbour and Tower are as follows:

Name                    Address                     Occupation   Place of Employment
Steven A. Van Dyke      777 South Harbour Island    investment   Bay Harbour
                        Boulevard, Suite 270        management   Management, L.C.
                        Tampa, Florida  33602

Douglas P. Teitelbaum   885 Third Avenue            investment   Bay Harbour
                        34th Floor                  management   Management, L.C.
                        New York, New York  10022

          The principal business address of each Reporting Person is 777 South Harbour Island Boulevard, Suite 270, Tampa, Florida 33602, except that the principal business office of Teitelbaum is 885 Third Avenue, 34th Floor, New York, New York 10022.

          No Reporting Person has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

          From February 5, 1997 through March 3, 1999, Bay Harbour purchased in secondary trades on the open-market for certain of its managed accounts, 881,600 shares of PCTV Common Stock (the "Open Market Shares"), for an aggregate purchase price of $1,489,720. The source of the funds used by Bay Harbour to purchase the Open Market Shares were investment accounts managed on a discretionary basis by Bay Harbour.

          On March 24, 1998, Bay Harbour purchased in secondary trades on the open-market for certain of its managed accounts, 3,500 warrants to purchase 4,995 shares of PCTV Common Stock (the "Warrants" and, together with the Open Market Shares, the "Shares" ), for an aggregate purchase price of $209. The source of the funds used by Bay Harbour to purchase the Warrants were investment accounts managed on a discretionary basis by Bay Harbour.

Item 4.  Purpose of Transaction.

          On April 12, 1999, the Reporting Persons entered into a Stockholder and Option Agreement (the "Option Agreement") with Sprint Corporation ("Sprint") pursuant to which the Reporting Persons granted Sprint an option (the "Option") to purchase their shares of Common Stock ("Option Shares") at a price equal to $8.00 per share of Common Stock, as adjusted if necessary ("Option Price"). If the Option has not been exercised by Sprint within 10 days after the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act and regulations thereunder, the Reporting Persons have the right to require Sprint to purchase the Option Shares at the Option Price.

          The above description of the Option Agreement and related matters set forth in this Item and in Item 6 are summaries, and are qualified in their entirety by reference to the complete text of such Option Agreement which is filed as an exhibit to this filing.

          Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to PCTV, the foregoing is subject to change at any time. Except as set forth above or in Item 6, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

          (a) As of April 22, 1999, (i) Van Dyke beneficially owns 886,595 shares of PCTV Common Stock, which represent approximately 6.9% of PCTV Common Stock outstanding, (ii) Teitelbaum beneficially owns 886,595 shares of PCTV Common Stock, which represent approximately 6.9% of PCTV Common Stock outstanding, (iii) Tower beneficially owns 886,595 shares of PCTV Common Stock, which represent approximately 6.9% of PCTV Common Stock outstanding and (iv) Bay Harbour beneficially owns 886,595 shares of PCTV Common Stock, which represent approximately 6.9% of PCTV Common Stock outstanding based upon 12,923,817 shares of PCTV Common Stock outstanding as of March 25, 1999 as set forth in a 10-K filed on March 31, 1999 with the U.S. Securities and Exchange Commission. For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, (A) Van Dyke and Teitelbaum are deemed to beneficially own all shares of PCTV Common Stock that are beneficially owned by Tower and Bay Harbour and (B) Tower is deemed to beneficially own all shares of PCTV Common Stock that are beneficially owned by Bay Harbour.

          (b) Each Reporting Person has (i) the sole power to vote or direct the vote of the 886,595 shares of PCTV Common Stock held by Bay Harbour; and
(ii) the sole power to dispose of or to direct the disposition of such 886,595 shares of PCTV Common Stock; except that Van Dyke and Teitelbaum share with each other their voting and disposition power.

          (c) Information Concerning transactions in the Shares of PCTV Common Stock by the Reporting Persons is set forth in Exhibit III attached hereto, which is incorporated herein by reference.

          (d) The 886,595 shares of PCTV Common Stock held by Bay Harbour reported in this Statement are beneficially owned by Van Dyke, Teitelbaum, Tower and Bay Harbour for the benefit of certain investment partnerships and managed accounts over which Van Dyke, Teitelbaum, Tower and Bay Harbour control the power to (i) direct the voting of such shares of PCTV Common Stock and (ii) dispose of such shares of PCTV Common Stock. The limited partners of the investment partnerships and the investors in the managed accounts for which Bay Harbour acts as an investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their funds or accounts, as the case may be. No such fund, single limited partner of any of such funds nor any investor in a managed account has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of PCTV Common Stock reported in this
Schedule 13D representing more than five percent of the outstanding PCTV Common Stock.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

          The Option Agreement sets forth certain terms and conditions under the Reporting Persons' continued ownership of the Common Stock. Under the Option Agreement, the Reporting Persons are prohibited from selling, transferring, assigning, pledging, hypothecating or otherwise disposing of or limited its right to vote in any manner any of its shares of Common Stock. In addition, the Reporting Persons have irrevocably appointed Sprint as their proxy to vote the Option Shares in any manner as Sprint, in its sole discretion, may see fit, at any annual, special or other meeting or action of the stockholders of the Company with respect to any issues brought before the stockholders of the Company.

          Except as described herein and by reference to Item 4 above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and Sprint with respect to any securities of the Issuer.


Item 7.  Material to be filed as Exhibits.

     EXHIBIT I   Joint Filing Agreement, by and among Bay Harbour, Tower, Van
     ---------
                 Dyke and Teitelbaum.

     EXHIBIT II  Stockholder and Option Agreement, dated April 12, 1999, between
     ----------
                 Sprint and Bay Harbour.

     EXHIBIT III Information concerning transactions in the Shares effected by
     -----------
                 the Reporting Persons.

                                   SIGNATURES

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of: April 22, 1999   TOWER INVESTMENT GROUP, INC.


                              By:  /s/ Steven A. Van Dyke
                                 -----------------------------
                                 Name:  Steven A. Van Dyke
                                 Title:   President



                              BAY HARBOUR MANAGEMENT, L.C.


                              By:  /s/ Steven A. Van Dyke
                                 -----------------------------
                                 Name:  Steven A. Van Dyke
                                 Title:  President



                                   /s/ Steven A. Van Dyke
                                 -----------------------------
                                   STEVEN A. VAN DYKE



                                   /s/ Douglas P. Teitelbaum
                                 -----------------------------
                                   DOUGLAS P. TEITELBAUM

                                 Exhibit Index
                                 -------------

     EXHIBIT I    Joint Filing Agreement, by and among Bay Harbour, Tower, Van
     ---------
                  Dyke and Teitelbaum.

     EXHIBIT II   Stockholder and Option Agreement, dated April 12, 1999,
     ----------
                  between Sprint Corporation and Bay Harbour Management.

     EXHIBIT III  Information concerning transactions in Shares of PCTV Common
     -----------
                  Stock effected by the Reporting Persons.